Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

To:	All Shaw MIP Participants

From:	Scott Trezise Senior Vice President, Human Resources

Date:	August 2, 2012

Re:	Fiscal Years 2012 and 2013 Management Incentive Program Treatment

As you know, on July 30, 2012 we announced that Chicago Bridge & Iron N.V. (CB&I) will be acquiring The Shaw Group Inc. (Shaw). A key priority as part of this transaction is ensuring that key personnel at all levels stay with the organization. As participants in our Management Incentive Program (MIP), you are critical to the success of our organization. The goal of this communication is to answer immediate questions you may have regarding whether this transaction will impact your incentive compensation for fiscal years 2012 and 2013.

Fiscal Year 2012 MIP
•
Per Shaw’s typical process, we anticipate that fiscal year 2012 financial results will be closed and audited by the end of October. This will include an assessment of how each business unit and Shaw overall performed against the previously communicated EBITDA and OCF goals, as well as Shaw’s management and board of directors discretion based on consideration of individual performance and other relevant variable factors.

•
After a preliminary review of our most recent financials and business results, we believe that this year’s MIP will payout near or potentially above target for all business units. The forecasted MIP payouts have been reviewed preliminarily with management and will be reviewed by the Compensation Committee of Shaw’s board of directors. Final MIP amounts will be based on actual financial results, individual performance and other variable factors, and will be evaluated and determined subsequent to the filing of our annual financial statements. The resulting individual payout is anticipated to be paid between late October and mid-November.

•	Your eligibility to receive FY2012 MIP depends on your continued employment with Shaw through the date of payment.

Fiscal Year 2013 MIP
•	Shaw will follow the typical process to set EBITDA and OCF goals and communicate participation in fiscal year 2013 MIP beginning Sept. 1, 2012.
•	On the transaction closing date, the actual performance will be assessed on a prorated basis. Payments based on that performance will be paid out 90 days following the close of the transaction.

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.